PRIMERO NOTIFIES MEXICO OF AN INVESTMENT DISPUTE UNDER NAFTA

Toronto, Ontario, June 2, 2016 --- Primero Mining Corp. (‘‘Primero’’ or the ‘‘Company’’) (TSX:P, NYSE:PPP) announced today that it has issued a Notice of Intent to submit a claim to international arbitration against the Government of Mexico, pursuant to Article 1119 of the North American Free Trade Agreement (“NAFTA”).

Primero’s Notice of Intent under NAFTA highlights improper actions taken by the Mexican tax authority, the Servicio de Administracion Tributaria (“SAT”). These actions have the intent of revoking legal rights previously granted to Primero and upon which Primero relied to expand its investment in Mexico.

Primero is a publicly-listed Canadian company with significant investments in Mexico, including its flagship San Dimas gold-silver mine located in Durango, Mexico. The mine employs approximately 1,100 local workers and has been repeatedly awarded Clean Industry certification by PROFEPA, Mexico’s Environmental Protection agency. The Company also holds a 100% interest in the Cerro del Gallo gold-silver-copper development project located in Guanajuato, Mexico, and the Ventanas exploration property located 32 kilometres south of the San Dimas mine. At each of these sites, Primero has proven itself to be a responsible corporate citizen, having recently been recognized as an “Empresa Socialmente Responsable” or “Socially Responsible Company” by the Mexican Centre for Philanthropy (CEMEFI) for the fifth consecutive year.

The actions of the SAT have been neither fair nor equitable. The Company believes that the SAT’s actions are discriminatory against Primero as a foreign investor. As a consequence, Primero believes the Government of Mexico has failed to uphold the core values of NAFTA, including its obligation to protect Primero’s foreign investment under NAFTA Chapter 11, and therefore the Company is entitled to full compensation.

Primero has resorted to utilizing international arbitration proceedings to ensure that Mexico’s commitments under NAFTA are upheld.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River–Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains ‘‘forward-looking statements’’, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, ‘‘Primero’’ or the ‘‘Company’’). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as ‘‘plans’’, ‘‘expects’’, ‘‘is expected’’, ‘‘if approved’’, ‘‘forecasts’’, ‘‘intends’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘in order to’’ or variations of such words and phrases or statements that certain actions, events or results ‘‘are anticipated’’, ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will require’’, ‘‘will allow’’, ‘‘will enhance’’ or ‘‘will include’’ or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as ‘‘is updating’’, ‘‘is working’’ or ‘‘is also assessing’’ or other statements that may be stated in the present tense and are not historical facts or words with future implication such as ‘‘opportunity’’, ‘‘promising’’.

Forward-looking statements in this news release include, but are not limited to statements regarding the APA and the Company's ability to defend its validity, the Company's ability to pay taxes in Mexico on realized silver prices; the Company’s intent to submit a NAFTA claim to international arbitration against the Government of Mexico; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; assumptions regarding the discriminatory nature of the actions of the SAT against the Company; assumptions regarding the failure of the Mexican Government to uphold the core values of NAFTA and to protect the Company’s foreign investment in Mexico; that there are no material variations in the current tax and regulatory environment or the basis for the calculation of the Company’s income tax (including as a result of the current challenge to the advance pricing agreement).

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company’s ability to obtain full compensation from the Mexican Government; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.